# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Heidmar Maritime Holdings Corp., CIK 0002029471
CUSIP: Y3130D101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: AKTI MIAOULI 89, PIRAEUS, Greece (J3), 18538
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0002058323
Persons authorized to receive notices and communications: Mr. Pankaj Khanna, 89 Akti Miaouli, Piraeus, Greece (J3), 18538, 30-216-002-4900

## Reporting persons
- Rhea Marine Ltd. (CIK 0002058323): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (44.9% of the class)
  Comment: *The reported number of shares beneficially owned by the Reporting Person exclude shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **The reported percentage is based on 58,396,233 common shares of the Issuer outstanding pursuant to disclosure in a Form 6-K filed by the Issuer on November 12, 2025.
- Pankaj Khanna: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 64,234; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,302,613; aggregate amount beneficially owned 26,302,613 (45% of the class)
  Comment: *The reported number of shares beneficially owned by the Reporting Person exclude shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **The reported percentage is based on 58,396,233 common shares of the Issuer outstanding pursuant to disclosure in a Form 6-K filed by the Issuer on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Heidmar Maritime Holdings Corp.
Address of issuer's principal executive offices: AKTI MIAOULI 89, PIRAEUS, Greece (J3), 18538
Comment: This Amendment No. 1 to Schedule 13D relates to common shares, par value $0.001 per share ("Common Shares"), of Heidmar Maritime Holdings Corp., a company incorporated in the Marshall Islands (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on February 26, 2025 (collectively, the "Schedule 13D"). Except as otherwise specified in Amendment No. 1, all items in the original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows.

According to a Form 6-K filed by the Issuer on November 12, 2025, the Issuer had 58,396,233 Common Shares outstanding on that date. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 26,302,613 Common Shares, representing approximately 45.0% of the Issuer's outstanding Shares.

The terms of the Shareholders Agreement may cause Rhea and Maistros to be deemed to have formed a Section 13(d) group with respect to their beneficial ownership of Common Shares. In that case, the group would be deemed to beneficially own an aggregate of 52,476,758 Common Shares for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. This would constitute approximately 89.9% of both the issued and outstanding Common Shares and total voting power of the Issuer as of November 17, 2025. The Reporting Persons disclaim that they have or share voting or investment power with respect to the entirety of that number of Common Shares. The information included in Item 4 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 26,302,613 Common Shares. These include 64,234 Common Shares held directly by Mr. Khanna and 26,238,379 shares held directly by Rhea. Mr. Khanna was awarded 8,334 Common Shares as part of the Company's equity incentive program and purchased 55,900 Common Shares on the open market at an average price of $1.30 per share.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there are no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Rhea Marine Ltd.: /s/ Michalis Mastris, Michalis Mastris, Director (11/18/2025)
- Pankaj Khanna: /s/ Pankaj Khanna, Pankaj Khanna (11/18/2025)